Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 13, 2020

The General Shareholders Meeting of Bancolombia S.A., held today, adopted the following decisions:

1.	The approval of the management’s annual report for the fiscal year 2019 and other regulatory reports submitted for approval by the shareholders

2.	The approval of the audited non-consolidated and consolidated financial statements with the accompanying notes for the fiscal year 2019 which were duly authorized by the external auditor

3.	The approval of the proposal announced on February 25, 2020 to distribute profits according to the following schedule:

-	The payment of an ordinary dividend equal to COP $1,168 per share, to be paid as follows: COP $292 per share and per quarter on the following dates: April 1, 2020, July 1, 2020, October 1, 2020 and January 4, 2021, and,

-	The payment of a one-time extraordinary dividend equal to COP $470 per share, to be paid on April 1, 2020.

4.	The appointment of PWC Contadores y Auditores Ltda as the external auditor of the bank for the period April 2020 – March 2022 and the remuneration to be paid for such services

In accordance with the recommendations of the Colombian Government and the World Health Organization to prevent the spread of the COVID-19 virus, Bancolombia implemented extraordinary measures to promote the participation at the meeting through powers of attorney and writing voting instructions.

In connection with such measures, the Board of Directors decided not to comply with provisions of the Good Governance Code (Section 2, 2.1. literal k. and related rules) that restrict the ability of the Senior Management and employees of Bancolombia to suggest to shareholders the name of proxy holders, which is part of the usual measures to ensure equal treatment of the shareholders and were informed to the market on January 28, 2020.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837